Mail Stop 4561

May 25, 2007

By U.S. Mail and facsimile to 202-966-9409

Joseph J. Bouffard
President and Chief Executive Officer
BCSB Bancorp, Inc.
4111 East Joppa Road, Suite 300
Baltimore, Maryland 21236

RE: BCSB Bancorp, Inc.
 Form S-1, amendment number 1
 Filed on May 11, 2007
 File Number 333-141572

Dear Mr. Bouffard:

We have conducted a review of the above referenced, amended filing and have the following comments. Where we have indicated, we think you should revise your document in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.   Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offering Prospectus

Summary, page 1

1. We note that you will need to update your financial information. Here and throughout the prospectus, please be sure that your textual discussion is at least as current as the financial information you provide.

Our Business Strategy, page 3 and 81

2. Please revise your added disclosure to include the correct date of departure.

Benefits of the Conversion to Management, page 11

3. Please indicate that the tabular presentation is in thousands of dollars.

How We Will Use the Proceeds…, page 16

4. Regarding footnote (1) Please quantify the amounts that will be contributed towards this matter at the minimum and midpoint and give the amount of the shortfall.

5. Where appropriate, please describe the consequences or lack of consequences on operations of failing to meet the 10% figure.

6. We note that this and other footnote text in the filing is very small. Please ensure that your text is at least 10 point in the final printing.

Recent Developments

Comparison of Operating Results for the Six Months Ended March 31, 2007 and 2006

Other Income, page 28

7. We note your disclosure that you recorded a $1.5 million valuation allowance on loans held for sale in other income during the quarter ended March 31, 2007. Please tell us the following regarding the valuation allowance:

- the nature of the loans transferred to held for sale;
- when you transferred the loans;

- the loans' carrying value and related allowance for loan losses at the time of the transfer;
- the estimated fair value of the transferred loans at the time of the transfer;
- how you determined the estimated fair value of the loans;
- the journal entry used to record the transfer;
- when you recorded the $1.5 million valuation allowance;
- how you determined the amount of the valuation allowance; and
- your basis for presenting the valuation allowance as other income.

Refer to the March 26, 2001 Interagency Guidance on Loans Held for Sale.

Management's Discussion and Analysis

Comparison of Operating Results for the Years Ended September 30, 2006 and 2005

Other Income, page 80

8.   We note your revised disclosure in response to comment 30 of our letter dated April 27, 2007. Please revise to describe and quantify the estimated impact of the change to using 80% of the published wholesale value on your net charge-offs, provision for loan losses, and loss on repossessed assets for 2006.

How we determined the Offering Range…, page 147

9. Please disclose any other revenue received by Feldman Financial and its affiliates from BCSB Bancorp and its affiliates during the past two years or disclose that there was none. Note also for the exchange offer prospectus.

BCSB Bankcorp, Inc. Consolidated Financial Statements, page F-1

General

10.   We note that BCSB Bankcorp filed its March 31, 2007 Form 10-Q on May 11, 2007 and that this amendment includes a Recent Developments discussion and Management's Discussion and Analysis for the six-months ended March 31, 2007. In your next amendment, please include BCSB Bankcorp's updated financial statements.

Note 1 – Summary of Significant Accounting Policies, page F-9

11.   We note your supplemental response to comment 37 of our letter dated April 27, 2007. In your response you state that the use of 80% of published wholesale values was selected based on management's estimate and that no formal analysis was performed to support the discount. Excluding loan deficiencies included in your "loss on repossessed assets," the difference between the estimated collateral value of repossessed automobiles and the cash proceeds received continues to appear significant, even with the use of 80% of the published wholesale value as your estimate of collateral value. In light of the significant difference, please describe for us how management determined that using 80% of the published wholesale value was an appropriate and reasonable estimate of collateral fair value for repossessed automobiles. Explain why this type of discount was not considered during 2005.

12.   As a related matter, please quantify for us, as dollars or a percentage, your estimate of towing, storage, and auction related fees that impacted the cash proceeds received on sales of repossessed automobiles. Tell us how you considered whether these costs should be included in the estimated net realizable value of repossessed automobiles.

13.   We note your supplemental response to comment 38 of our letter dated April 27, 2007. In light of the significance of the provision and allowance for loan losses and related asset quality disclosures in evaluating a bank's performance and financial condition, please provide us with a comprehensive analysis describing how you evaluated the impact of this error on your allowance and provision for loan losses and your Industry Guide 3 disclosures. Quantify the impact of this error on your Industry Guide 3 and related asset quality disclosures.

14.   We note your supplemental response to comment 38 of our letter dated April 27, 2007. Please provide us with a similar reconciliation for 2004.

Exchange Offer Prospectus Materials

Cover page

    15. Please ensure that the cover is limited to one page.

16. Please revise the cover to reflect that the described events take place <u>if</u> the transaction is approved.

17. Throughout the prospectus where you discuss the informational proposals, please briefly describe the effect the proposals will have on shareholders' rights and that these proposals will go into effect automatically upon the affirmative vote by shareholders for the conversion.

<u>Reference to Additional Information, inside cover page</u>

18. We do not find any documents incorporated by reference. Please revise.

<u>Summary, page 10</u>

19. Here and in the body of the prospectus, please address when the exchange will take place. Give the latest date certain to which the offering can go on and clarify that it may be extended beyond that date.

20. Disclose whether current shareholders will be able to sell their shares prior to the exchange and, in the body of the prospectus, describe the consequences for those who buy shares between the time of the vote and the exchange.

<u>The Exchange of Existing Shares…, page 15</u>

21. Where appropriate, include in the forepart the per share information now found on page 38. Include a textual explanation as to why dividends are not included in the table.

<u>After-Market Performance…, page 18</u>

22. Please disclose whether these are all Nasdaq traded companies. If a significant number are OTC traded companies please identify for each where it is traded and give the average appreciation figures for these two sets of companies. Note also for the offering prospectus.

<u>Interest of Management and Directors…, page 22</u>

23. Please consider combining this information with that on page 20. It addresses the same matter.

The Market Value of BCSB…, page 27

24. Quantify the share value decline on a worst case scenario, at $10 per share and as of a recent trading price.

Information about the Special Meeting, page 30

25. Please revise your presentation order so that the summary selected financial information is included prior to this section.

Effect of the Conversion on Stockholders…, page 145

26. Please revise this section to at least provide a statement about the change in rights that will take place, together with a reference to the more complete discussion later in the prospectus.

Other Matters, page 181

27. Adjournment to solicit additional votes must be set out as a separate item for shareholder consideration. Please revise.

Exhibits, page II-3

28. File the form of proxy as an exhibit item.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Joseph J. Bouffard
BCSB Bancorp, Inc.
May 25, 2007
Page 7

       If you have any accounting questions please contact Joyce Sweeney at 202-551-3449 or Don Walker, Senior Assistant Chief Accountant, at 202-551-13490. If you have any other questions please contact David Lyon at 202-551-3421, or me at 202-551-3464.

       Sincerely,

       Kathryn McHale
       Staff Attorney

cc: Joel E. Rappoport
       Muldoon Murphy & Aguggia LLP
       5101 Wisconsin Avenue, NW
       Washington, DC 20016